United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8) *

 Methanex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59151K108
(CUSIP Number)

Rupert Krefting
Head of Corporate Finance and Stewardship
M&G Investment Management Limited
Laurence Pountney Hill
London EC4R DHH
+44 (0) 207 548 6600

With a copy to:

Richard M. Brand
Cadwalader, Wicerksham & Taft LLP
200 Liberty Street
New York, New York 10281
(212) 504-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

18 March 2019
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(Dor 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59151K108	13D	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
M&G Investment Management Limited No I.R.S. Identification Number

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,738,068

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,738,068

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,738,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 59151K108	13D	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
M&G Global Dividend Fund No I.R.S. Identification Number

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,507,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

CUSIP No. 59151K108	13D	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
M&G (Lux) Investment Funds 1 No I.R.S. Identification Number

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,834,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

CUSIP No. 59151K108	13D	Page 5 of 7 Pages

This Amendment No. 8 amends and supplements the Schedule 13D filed on behalf of the Reporting Persons identified below on January 29, 2019.
Item 1. Security and Issuer.
This statement relates to the shares of common stock of Methanex Corp, a British Columbia corporation (the “Issuer”). The address of the principal executive offices is:
1800 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada
Item 2. Identity and Background.
Not Applicable.
Item 3. Source or Amount of Funds or Other Consideration.
Not Applicable.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On March 18, the Reporting Persons delivered a letter to the Board of Directors of the Issuer to explain their concern over the financial consequences of pursuing a third methanol production plant in Geismar, Louisiana without the meaningful participation of a strategic partner. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference. For the reasons stated in the letter the Reporting Persons consider that shareholder action is required.
The Reporting Persons may propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, tax considerations for investors in the Reporting Persons’ funds, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)
M&G Investment Management Limited (“MAGIM”) beneficially owns 12,738,068 shares of Common Stock, which represents approximately 16.49% of 77,263,273 outstanding shares of Common Stock of Methanex, as published by the Issuer on January 29, 2019.

(b)	M&G Investment Management Limited (MAGIM) has sole voting and investment discretion with respect to the shares.
(c)	The table below details all transactions since the last 13D filed, on behalf of the Reporting Persons identified above on January 29, 2019, until the date of this filing.

Acquirer/Disposer	Trade Date	Transaction Type	Amount of Shares	Price Per Share	Where/How Effected
MAGIM	05-Feb-19	Sale	1,898	56.15553	On market sale
MAGIM	06-Feb-19	Purchase	33,000	54.27	On market purchase
MAGIM	06-Feb-19	Sale	130,000	54.27	On market sale
MAGIM	06-Feb-19	Purchase	97,000	54.27	On market purchase
MAGIM	06-Mar-19	Sale	1,082	60.76277	On market sale
MAGIM	12-Feb-19	Sale	5,498	54.76201	On market sale
MAGIM	12-Feb-19	Sale	40,944	54.76201	On market sale
MAGIM	20-Feb-19	Sale	2,334	58.00754	On market sale

(d)
To the best knowledge of the reporting persons, no person other than the reporting persons identified in this Schedule 13D have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.

CUSIP No. 59151K108	13D	Page 6 of 7 Pages

Item 6. Contracts,  Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.
Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 99.1 Letter to the Board of Directors, dated March 18, 2019

CUSIP No. 59151K108	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2019

M&G Investment Management Limited

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations

M&G Global Dividend Fund

By:	M&G Investment Management Limited, its manager

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations

M&G (Lux) Investment Funds 1

By:	M&G Investment Management Limited, its manager

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations